UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2011.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________ to __________.

Commission file number: 001-01185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

General Mills 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426

KPMG

GENERAL MILLS 401(k) SAVINGS PLAN

Financial Statements and Supplementary Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Mills 401(k) Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the General Mills 401(k) Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
May 30, 2012

GENERAL MILLS 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:		
Investments, at fair value:		
Plan's interest in Master Trust	$ 2,460,327,674	2,386,432,194
Directed brokerage fund	79,595,017	81,697,602
Total investments	2,539,922,691	2,468,129,796
Receivables:		
Employer contributions	1,904,710	2,079,870
Interest and dividends	1,774	2,373
Notes receivable from participants	42,511,496	40,840,329
Miscellaneous	215,108	324,305
Total assets	2,584,555,779	2,511,376,673
Liabilities:		
Accounts payable	1,284,175	1,201,332
Total liabilities	1,284,175	1,201,332
Net assets reflecting all investments at fair value	2,583,271,604	2,510,175,341
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,411,234	33,914,710
Net assets available for benefits	$ 2,592,682,838	2,544,090,051

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

Net assets available for benefits at beginning of year	$ 2,544,090,051
Net investment income:	
Plan's interest in income from Master Trust	62,985,264
Net realized loss on directed brokerage fund	(2,969,851)
Net unrealized loss on directed brokerage fund	(759,125)
Participant loan interest	1,807,239
Total net investment income	61,063,527
Contributions:	
Employees	99,630,430
Employee rollovers	4,494,775
Employer	30,708,928
Total contributions	134,834,133
Distributions from net assets:	
Administrative expenses	(1,849,139)
Distributions to participants/beneficiaries	(145,455,734)
Total distributions	(147,304,873)
Net assets available for benefits at end of year	$ 2,592,682,838

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the General Mills 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description and the plan document for more complete information.

The Plan is sponsored by General Mills, Inc. (the Company or General Mills) and administered by the Vice President, Compensation and Benefits. The Plan is a defined contribution employee benefit plan designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant's active career, subject to significant restrictions.

The Plan was amended and restated effective January 1, 2010. Effective April 1, 2010, Company matching contributions are invested in the same funds as employee contributions. Prior to April 1, 2010, Company matching contributions were made by allocations of shares of General Mills common stock, which were credited to each employee's account in the employee stock ownership plan (ESOP Fund). The percentage of compensation contributed to the Plan by employees, which is eligible for Company matching, and the level of Company matching contributions vary among employee classifications. Additionally, the Plan allows eligible participants to make catch-up contributions.

Under the Plan, nonunion nonhighly compensated employees of General Mills may elect to contribute up to 50% of their compensation. Under the Plan, union nonhighly compensated employees of General Mills may elect to contribute up to 30% of their compensation. Highly compensated individuals may elect to contribute up to 15% of their compensation (as defined by the Plan) on a before-tax basis. Certain classifications of employees are also permitted to make contributions on an after-tax basis. The total of before-tax and after-tax contributions in no event can be more than 30% or 50% of compensation for nonhighly compensated employees and 15% of compensation for highly compensated employees, excluding catch-up contributions.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

(b) *Adoption of New Accounting Standards*

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures* (Topic 820): *Improving Disclosures about Fair Value Measurements* (ASU 2010-06). ASU 2010-06 requires additional disclosures regarding significant transfers in and out of Level 1 and Level 2 fair value measurements, including a description of the reasons for the transfers. Further, this ASU requires additional disclosures about purchases, sales, issuances, and settlements relating to the activity in Level 3 fair value measurements. ASU 2010-06 is effective for annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements relating to the activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact on the Plan's financial statements.

(Continued)

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement* (Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). The amended guidance of ASU 2011-04 (i) clarifies how a principal market is determined, (ii) establishes the valuation premise for the highest and best use of nonfinancial assets, (iii) addresses the fair value measurement of instruments with offsetting market or counterparty credit risks, (iv) extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and (v) requires additional disclosures including transfers between Level 1 and Level 2 of the fair value hierarchy, quantitative and qualitative information and a description of an entity's valuation process for Level 3 fair value measurements, and fair value hierarchy disclosures for financial instruments not measured at fair value. ASU 2011-04 is effective for annual periods beginning on or after December 15, 2011, with early adoption prohibited. The Plan does not expect the adoption of ASU 2011-04 as of January 1, 2012 to have a material impact on the Plan's financial statements.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(d) Employer Contributions

The Plan provides for matching contributions by the Company, as defined by the Plan. For nonunion employees, the Company will contribute 50% of every dollar up to 6% of earnable compensation. In addition, for nonunion employees, the Company may add up to another 50% of every dollar up to 6% of earnable compensation after the close of each fiscal year, as an annual variable match. The amount of the variable match is based on the Company's achievement of certain performance goals. An annual make-up match is calculated at both calendar year-end and fiscal year-end to ensure that a participant receives the maximum Company match.

For union employees, the Plan provides for matching contributions by the Company based on the collective bargaining agreement.

(e) Risks and Uncertainties

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(f) Concentration of Market Risk

At December 31, 2011 and 2010, approximately 26% and 24%, respectively, of the Plan's net assets were invested in the common stock of General Mills. The underlying value of General Mills stock is entirely dependent upon the performance of General Mills and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of General Mills common stock in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g) ***Investments***

The statements of net assets available for benefits present the fair value of the Plan's investments and include an adjustment from fair value to contract value for the fully benefit-responsive investment contracts in the Master Trust. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts in the Master Trust.

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis, as earned. The cost of investment securities sold is determined on the weighted average basis.

The investments of the Plan in the GMI Investment Trust (the Master Trust) and directed brokerage fund are valued at fair value (see note 6).

(h) ***Reclassification***

Certain prior year amounts have been reclassified to conform to current year financial statement presentation (see note 6).

(i) ***Subsequent events***

Subsequent events have been evaluated through May 30, 2012, the date the report was issued.

(3) Notes Receivable from Participants

Participants who have a vested account balance of at least $2,000 in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance during the last 12 months; or half of the vested balance at the time the loan is requested. Participants may have only two outstanding loans at any time and only one of these can be a primary residence loan. Loan terms range up to 54 months for a general-purpose loan and up to 120 months for a primary residence loan. Interest is paid at a constant rate equal to 1% over the prime rate as of the last business day of the prior month that the loan originated. Loan repayments are made directly through payroll deductions and then applied to interest and principal according to the payment schedule. In addition, a one-time loan origination fee of $75 is deducted from the account for each loan.

(4) Forfeitures and Vesting

Participants who terminate their employment with the Company forfeit the nonvested portion of the Company's contributions to their accounts. However, if terminated participants are reemployed by the Company within 60 months of termination, such forfeited nonvested portion of the Company's contributions is restored to their plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of reemployment. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses. For the year ended December 31, 2011, $690,668 was forfeited by participants and used to pay plan fees related to that year or offset Company contributions.

The Company's contributions vest in accordance with the following schedule:

Employee's eligibility service	Vested percentage
1 year but less than 2 years	20%
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100

If a participant retires, dies while an active employee, or becomes totally and permanently disabled, or if a participant's employment with the Company is involuntarily terminated due to any reason other than illegal activities, gross misconduct, or violation of the Company's Code of Conduct, or if the Plan is terminated by the Company, the participant will become 100% vested regardless of the length of company service.

(5) Investments

Participants, at their discretion, may direct their contributions to any of the 16 investment options listed below, available through the Master Trust or in a separate brokerage account.

U.S. equity funds:
- Diversified U.S. Equity
- Aggressive Equity
- Growth Equity
- Value Equity
- Small and Mid Cap Equity
- S&P 500 Index
- Company Stock

International equity funds:
- Diversified International
- International Developed Markets
- International Emerging Markets

Fixed-income funds:
- Fixed Income
- U.S. Treasury

Balanced funds:
- Moderate Balanced
- Aggressive Balanced
- Conservative Balanced

Self-directed brokerage:
- Schwab Personal Choice Retirement Account

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets:

	December 31	
	2011	2010
General Mills, Inc. common stock	$ 666,505,123	604,622,963

Accounting Standards Codification (ASC) 820 establishes and requires disclosure of a fair value hierarchy, separately for each major category of assets and liabilities, that segregates fair value measurements into levels (Levels 1, 2, and 3). Categorization of fair value measurements is based on the lowest level input that is significant to its measurement and is determined as follows: inputs using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3). Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the Plan's investments, excluding the Master Trust, that were accounted for at fair value within the fair value hierarchy of ASC 820, as of December 31, 2011 and 2010:

Description	2011 Total	Level 1	Level 2	Level 3
Directed brokerage fund, at fair value	$ 79,595,017	78,775,945	819,072	—

Description	2010 Total	Level 1	Level 2	Level 3
Directed brokerage fund, at fair value	$ 81,697,602	80,541,352	1,156,250	—

The directed brokerage fund holds investments in debt securities, common and preferred stock, registered investment companies, and common/collective trusts. See the valuation policy for these investments in note 6.

The Plan recognizes transfers into and out of every level on the first day of the reporting period. There were no transfers between Level 1 and 2 during the years ended December 31, 2011 and 2010.

(6) Master Trust

The pension and savings plans of the Company are invested in the Master Trust. BNY Mellon Asset Servicing (Mellon Trust) is the trustee and custodian of the Master Trust. Investment managers each manage a portion of the Master Trust and make investment decisions for the assets of such fund for which they are responsible within specific guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of the Master Trust are accounted for utilizing the following accounting policies:

- Investments are valued as follows:
  - U.S. government securities, corporate debt, and common and preferred stocks traded on national exchanges are valued by the trustee at closing prices on the valuation date. Debt securities are generally traded in the over-the-counter market and are valued at a price that reflects fair value as quoted by dealers in these securities or by an independent pricing service/vendor. These prices are based on observable market data for the same or similar securities, including quoted prices in markets that are not active, or matrix pricing or other similar techniques that use observable market inputs, such as benchmark yields, expected prepayment speeds and volumes, and issuer ratings.

- Other investments consist of foreign currency contracts, short sales, and unlisted investments. See the valuation policy for each class listed below.
- Foreign currency contracts and short sales are valued at prices quoted by various national markets, publications, and/or independent financial analysts.
- Unlisted investments are valued at prices quoted by various publications and/or independent financial analysts.
- Short-term investments are stated at cost, which approximates fair value.
- Common/collective trusts are valued at unit values provided by the investment managers, which are based on the fair value of the underlying investments. They have a redemption frequency ranging from daily to quarterly and a redemption notice period ranging from daily to 30 days. There are no unfunded commitments to such funds at December 31, 2011.
- Investments in registered investment companies traded on national exchanges are valued by the trustee at the closing price on the valuation date. If not traded on national exchanges, they are valued based on the net asset value provided by the investment manager.
- Investment contracts are valued based on the fair value of the underlying assets, which consist of common/collective trust funds and U.S. government and corporate debt securities.
- Partnership investments are valued at fair value, which is generally based on the net asset value or capital balance as reported by the partnership subject to the review and approval of investment managers and their consultants. Distributions are classified according to descriptions provided by the partnership. As there is not a liquid market for some of the private equity investments, realization of the estimated fair value of such investments is dependent upon transactions between willing sellers and buyers.
- Positions in the stock index and bond futures contracts are marked to market daily based on national exchanges and are valued by the trustee at closing prices on the valuation date. Gains and losses are reflected on a daily basis. These contracts are reflected in the tables below as other investments.
- Option contracts are valued daily based on national exchanges and are valued by the trustee at closing prices on the valuation date. Unrealized appreciation or depreciation is recorded on a daily basis.

• Dividend income is recorded on the ex-dividend date. Interest income and administrative expenses are recorded on the accrual basis.

• The cost of investment securities sold is determined on the weighted average basis.

• Purchases and sales of securities are recorded on a trade-date basis.

• Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the business day of the transaction.

The following table summarizes the Master Trust's investments that were accounted for at fair value within the fair value hierarchy of ASC 820, as of December 31, 2011 and 2010:

Description	2011			
	Total	Level 1	Level 2	Level 3
Master Trust Assets:				
Debt securities:				
Residential mortgage-backed securities	$ 8,652,053	—	8,652,053	—
Commercial mortgage-backed securities	20,687,815	—	20,532,340	155,475
Collateralized debt obligations	7,352,555	—	7,352,555	—
U.S. government securities	549,979	549,979	—	—
Federal mortgage debt securities	9,111,266	—	9,111,266	—
Corporate debt securities	35,618,793	—	35,531,793	87,000
Common and preferred stock:				
Banks and financial services industry	135,903,015	135,903,015	—	—
Technology industry	108,829,054	108,829,054	—	—
Oil, gas, and energy industry	169,343,278	169,343,278	—	—
Consumer goods and services industry	205,755,410	205,755,410	—	—
Healthcare and pharmaceutical industry	183,029,350	183,029,350	—	—
Computers and software industry	137,336,951	137,336,951	—	—
Media and communication industry	103,503,873	103,503,873	—	—
Transportation industry	57,426,457	57,426,457	—	—
Other	533,343,155	533,343,155	—	—
General Mills, Inc. common stock (a)	666,505,123	666,505,123	—	—
Common/collective trust (a)	966,505,619	—	966,505,619	—
Registered investment companies (a)	57,193,858	57,193,858	—	—
Investment contracts (a)	778,167,644	—	778,167,644	—
Other investments (a)	107,432,583	153,084	105,686,012	1,593,487
Written options (a)	(7,188)	(7,188)	—	—
Total Master Trust Assets	$ 4,292,240,643	2,358,865,399	1,931,539,282	1,835,962

(a) Based on its analysis of the nature and risks of these investments, the Plan has determined that presenting them as a single class is appropriate.

(Continued)

Description	2010 Total	Level 1	Level 2	Level 3
Master Trust Assets				
Debt securities:				
Residential mortgage-backed securities	$ 9,679,447	—	9,679,447	—
Commercial mortgage-backed securities	16,366,182	—	15,949,807	416,375
Collateralized debt obligations	20,664,963	—	19,896,818	768,145
U.S. government securities	299,803	299,803	—	—
Federal mortgage debt securities	7,737,395	—	7,737,395	—
Corporate debt securities	16,045,065	1,827,137	14,004,497	213,431
Common and preferred stock:				
Banks and financial services industry	211,414,918	211,414,918	—	—
Technology industry	199,243,209	199,243,209	—	—
Oil, gas, and energy industry	152,159,836	152,159,836	—	—
Consumer goods and services industry	138,281,419	138,281,419	—	—
Healthcare and pharmaceutical industry	132,175,184	132,175,184	—	—
Computers and software industry	100,594,588	100,594,588	—	—
Media and communication industry	84,797,443	84,797,443	—	—
Transportation industry	45,633,208	45,633,208	—	—
Other	438,485,848	438,485,848	—	—
General Mills, Inc. common stock (a)	604,622,963	604,622,963	—	—
Common/collective trust (a)	1,114,910,117	—	1,114,910,117	—
Registered investment companies (a)	187,505,602	51,771,074	135,734,528	—
Investment contracts (a)	677,856,392	121,542,738	552,854,907	3,458,747
Limited partnership (a)	1,275,311	1,275,311	—	—
Other investments (a)	138,598,779	564,406	136,394,244	1,640,129
Written options (a)	(1,921,993)	(1,921,993)	—	—
Total Master Trust Assets	$ 4,296,425,679	2,282,767,092	2,007,161,760	6,496,827

(a) Based on its analysis of the nature and risks of these investments, the Plan has determined that presenting them as a single class is appropriate.

There were no transfers between Level 1 and 2 during the years ended December 31, 2011 and 2010.

The following table is a rollforward of the Level 3 investments during the year ended December 31, 2011:

Description		January 1, 2011	Total gains or losses (realized/ unrealized)	Purchases	Sales	Transfers in	Transfers out	December 31, 2011
Debt securities:								
Commercial mortgage-backed securities	$	416,375	36,740	—	(48,808)	—	(248,832)	155,475
Collateralized debt obligations		768,145	19,231	—	(26,087)	—	(761,289)	—
Corporate debt securities		213,431	(12,000)	—	(114,431)	—	—	87,000
Investment contracts		3,458,747	—	—	—	—	(3,458,747)	—
Other investments		1,640,129	158,722	1,415,969	(1,621,333)	—	—	1,593,487
Total	$	6,496,827	202,693	1,415,969	(1,810,659)	—	(4,468,868)	1,835,962
Net changes in net assets attributable to the change in unrealized gains or losses for assets still held at December 31, 2011	$	183,543						

In 2011, there were transfers between Levels 2 and 3 for certain debt securities due to changes in pricing availability and a reclassification that previously presented investment contracts at the underlying asset level. Availability of vendor coverage for a particular security may change over time. If no vendors provide pricing for a security, it is classified as a Level 3 security. If vendor pricing later becomes available on a Level 3 security, it will be reclassified as a Level 2 security. As described above, vendor prices are based on Level 2 observable market inputs. Conversely, if pricing for a Level 2 security is no longer available from a vendor, the security will be reclassified as a Level 3 security. Management no longer presents securities in investment contracts according to the asset class of the underlying security, due to a change in reporting from the investment manager. Since the fair value of investment contracts is based on the fair value of the underlying assets, which consist of common/collective trust funds, U.S. government, and corporate debt securities, investment contracts have been reclassified as Level 2 investments.

The following table is a rollforward of the Level 3 investments during the year ended December 31, 2010:

Description	January 1, 2010	Total gains or losses (realized/ unrealized)	Purchases, sales, issuances, and settlements (net)	Transfers in	Transfers out	December 31, 2010
Debt securities:						
Residential mortgage-backed securities	$ 673,803	184,840	(562,440)	20,328	(316,531)	—
Commercial mortgage-backed securities	1,905,397	642,120	(1,449,865)	—	(681,277)	416,375
Collateralized debt obligations	1,135,499	1,273,030	(447,369)	2,214,524	(3,407,539)	768,145
Federal mortgage debt securities	481,820	(130)	(23,095)	—	(458,595)	—
Corporate debt securities	7,725,656	10,753	(5,841,104)	312,653	(1,994,527)	213,431
Investment contracts	—	—	—	3,458,747	—	3,458,747
Other investments	1,388,764	217,660	33,705	—	—	1,640,129
Total	$ 13,310,939	2,328,273	(8,290,168)	6,006,252	(6,858,469)	6,496,827
Net changes in net assets attributable to the change in unrealized gains or losses for assets still held at December 31, 2010	$ 2,276,666					

In 2010, there were transfers between Levels 2 and 3 for certain debt securities due to changes in pricing availability. Availability of vendor coverage for a particular security may change over time. If no vendors provide pricing for a security, it is classified as a Level 3 security. If vendor pricing later becomes available on a Level 3 security, it will be reclassified as a Level 2 security. As described above, vendor prices are based on Level 2 observable market inputs. Conversely, if pricing for a Level 2 security is no longer available from a vendor, the security will be reclassified as a Level 3 security.

The Master Trust recognizes transfers into and out of every level on the first day of the reporting period.

Net assets, net investment income (loss), and gains and losses of the Master Trust are allocated to the pension and savings plans based on each plan's interest in the investment funds of each pool of assets within the Master Trust. The Plan's interest in all of the investment funds of the Master Trust was 56% at December 31, 2011 and 54% at December 31, 2010.

The following table summarizes the net assets of the Master Trust as of December 31, 2011 and 2010 and the net investment income of the Master Trust for the year ended December 31, 2011:

	December 31	
	2011	2010
Cash and cash equivalents (a)	$ 77,897,256	122,603,982
U.S. government securities	549,979	299,804
Other debt securities	81,422,482	70,493,051
Common and preferred stock	1,634,470,543	1,502,785,653
General Mills, Inc. common stock	666,505,123	604,622,963
Common/collective trust	966,505,619	1,114,910,117
Registered investment companies	57,193,858	187,505,602
Investment contracts	778,167,644	677,856,392
Limited partnership	—	1,275,311
Other investments	107,432,583	138,598,779
Written options	(7,188)	(1,921,993)
Fair value at end of year	4,370,137,899	4,419,029,661
Interest and dividends receivable	4,974,352	3,481,007
Net liability for unsettled investment activity	(8,238,918)	(14,353,868)
Other payables, net	(2,663,255)	(3,069,817)
Payable upon return of securities loaned	(4,187,394)	(8,459,950)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,660,847	34,658,265
Net assets at contract value	$ 4,369,683,531	4,431,285,298

(a) Includes cash collateral received of $4,187,394 and $8,459,950 for securities on loan at December 31, 2011 and 2010, respectively.

(Continued)

	Year ended December 31, 2011
Investment income (loss):	
Net appreciation (depreciation) in:	
Cash and cash equivalents	$ —
Securities lending gain	89,772
U.S. government securities	—
Other debt securities	2,395,486
Common and preferred stock	(59,200,219)
General Mills, Inc. common stock	81,597,490
Common/collective trust	(108,790,374)
Registered investment companies	4,716,572
Investment contracts	1,892,138
Limited partnership	(14)
Other investments	(5,416,781)
Written options	531,970
Foreign currency contracts	(5,025,163)
Short sales	—
Changes in unrealized appreciation (depreciation)	(87,209,123)
Interest	12,618,473
Dividends and securities lending	46,019,402
Net investment income (loss)	$ (28,571,248)

(a) ***Securities Lending***

The Master Trust may loan securities in return for securities or cash collateral, which is invested in various corporate bonds, short-term fixed-income securities, and repurchase agreements. The Master Trust may receive compensation for lending securities in the form of fees or by retaining a portion of interest on the investment securities or cash received as collateral. The Master Trust also continues to receive interest or dividends on the securities loaned. Security loans are secured at all times by collateral, although the loans may not be fully supported at all times if, for example, the instruments in which cash collateral is invested decline in value or the borrower fails to provide additional collateral when required in a timely manner or at all. Collateral received from the borrower must be maintained at a minimum of 102% of the market value of the loaned securities throughout the life of the loan. Gains or losses in the market price of the securities loaned that may occur during the term of the loan are reflected in the value of the Master Trust. The risks from securities lending are that the borrower may not provide additional collateral when required or return the securities when due and that the proceeds from the sale of investments made with cash collateral received will be less than required to be returned to the borrowers.

Securities on loan to brokers from the Master Trust were valued at $4,056,221 and $8,248,813 at December 31, 2011 and 2010, respectively. For collateral, the Master Trust had received $4,187,394

(Continued)

and $8,459,950 in cash at December 31, 2011 and 2010, respectively. These are maintained in separately managed accounts. Fee income from securities lending amounted to $181,120 and $159,646 for the years ended December 31, 2011 and 2010, respectively. Due to market value fluctuations, the value of the investments purchased with cash collateral received may be more or less than the amount due to brokers upon return of securities on loan. The Master Trust reviews periodically the amount of cash collateral received compared to the fair value of the investments inside the collateral pool. The difference in value was recorded as an unrealized gain in the amount of $49,377 and an unrealized loss in the amount of $251,904 as of December 31, 2011 and 2010, respectively, and is shown in the Plan's statements of net assets available for benefits as an increase of the Plan's interest in the Master Trust. This difference in value is included in the statement of changes in net assets available for benefits as part of the Plan's interest in income from Master Trust.

(b) Futures Transactions and Foreign Exchange Contracts

In order to gain exposure to or attempt to protect itself from changes in the market, the Master Trust may buy and sell stock index and bond futures contracts. Risks of entering into futures contracts, in general, include the possibility there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities. Upon entering into a futures contract, the Master Trust is required to deposit as collateral either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments are made or received by the Master Trust each day. The payments are equal to the daily changes in the contract value and are recorded as gains and losses as a component of the Plan's interest in income from the Master Trust.

The Pooled International Developed Markets Fund within the Master Trust contains foreign exchange contracts. The net valuation, in U.S. dollars, of the contracts totaled $(67,975) and $943,075 at December 31, 2011 and 2010, respectively. The position of the contracts is valued, and gains and losses are recorded, on a daily basis.

(c) Options Transactions

In order to produce incremental earnings, attempt to protect gains, and facilitate buying and selling of securities for investment purposes, the Master Trust may buy and sell put and call options, write covered call options on portfolio securities, and write cash-secured puts. The risk in writing a call option is that the fund gives up the opportunity for profit if the market price of the security increases. In writing a put option, the fund may incur a loss if the market price of the security decreases and the option is exercised. In buying an option, the fund pays a premium whether or not the option is exercised. The Master Trust also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist. The Master Trust also may write over-the-counter options where the completion of the obligations is dependent upon the credit standing of the other party.

Boston Partners had 6,816 and 9,562 written options contracts outstanding with a fair value of $(7,188) and $(1,921,993) and premiums received of $368,283 and $1,404,569 at December 31, 2011 and 2010, respectively, which is an investment held by the Master Trust.

(d) *Investment Contracts*

The Master Trust contains synthetic guaranteed investment contracts with AIG, Bank of America, and Aegon (formerly, Monumental Life). The accounts are credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the companies. The fair value of the investment contracts at December 31, 2011 and 2010 was $778,167,644 and $677,856,392, respectively. The contracts are adjusted to contract value in the financial statements (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on an agreed-upon formula with the issuer and is reset quarterly. The crediting interest rate at December 31, 2011 and 2010 was 1.29% and 1.10%, respectively. The average yield at December 31, 2011 and 2010 was 3.08% and 3.78%, respectively.

(7) Company Stock Fund

The Company Stock Fund, which is available to certain plan participants through the Master Trust, consists of common stock of General Mills and cash for dividends and fractional shares. At December 31, 2011 and 2010, the fair value of the shares held was $225,314,320 and $196,659,618, respectively, and the number of shares held was 5,575,707 and 5,525,699, respectively. At December 31, 2011 and 2010, the value of the cash held was $2,328,522 and $2,125,182, respectively. Participants should refer to the consolidated financial statements of General Mills, Inc. and subsidiaries included in the Company's Annual Report to Stockholders, which is distributed to all participants in the Plan.

(8) ESOP Fund

The ESOP Fund, which is available to certain plan participants through the Master Trust, consists of common stock of General Mills and cash for dividends and fractional shares. Cash dividends on common stock of General Mills are reinvested in the ESOP Fund unless elected by the participant to receive a cash distribution. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund. Participants may then elect to transfer balances from the ESOP Fund to any of the Plan's other investment funds, except the Company Stock Fund (note 7). However, no amounts may be transferred from any of the other investment funds into the ESOP Fund. At December 31, 2011 and 2010, the market value of the shares held was $441,190,803 and $407,963,345, respectively, and the number of the shares held was 10,917,862 and 11,462,864, respectively.

(9) Tax Status

The Plan obtained its latest determination letter on March 28, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. On January 14, 2011, the plan administrator requested a determination letter ruling that the amended and restated Plan continues to satisfy the applicable requirements of the Code. There has not been a determination letter ruling as of the issuance date of these financial statements. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator and the Plan's tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(10) Parties in Interest

Mellon Trust is a party in interest under the Pension Reform Act with respect to the Plan. Investments held by Mellon Trust are exempt from being considered as prohibited transactions under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

Hewitt Associates is a party in interest with respect to the Plan and is the recordkeeper of the Plan, and Charles Schwab acts as the Broker for the self-directed brokerage account (Schwab Personal Choice Retirement Account). In the opinion of the Plan's management, transactions between the Plan and the recordkeeper are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Company is a party in interest with respect to the Plan. The Company is the administrator of the Plan and the ESOP Fund. The Plan invests in common stock of the Company. In addition, the Plan reimburses the Company for services provided, such as wages and travel expenses, associated with the Plan. The cost of services provided for the years ended December 31, 2011 and 2010 was $512,963 and $570,316, respectively. The Company believes these activities are exempt when considering prohibited transactions under ERISA Section 408(b).

(11) Reconciliation of Financial Statements to Form 5500

	December 31	
	2011	**2010**
Net assets available for benefits as presented in these financial statements	$ 2,592,682,838	2,544,090,051
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(9,411,234)	(33,914,710)
Net assets available for benefits per the Form 5500	$ 2,583,271,604	2,510,175,341

		Year ended December 31, 2011
Net increase in net assets available for benefits per the financial statements	$	48,592,787
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts		24,503,476
Net increase in net assets available for benefits per the Form 5500	$	73,096,263

GENERAL MILLS 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
Plan's interest in Master Trust*	Investments in three pooled funds that consist of Master Trust investment accounts and investments in common stock of the Company		$ 2,460,327,674
Directed brokerage fund*	Directed brokerage fund with investments directed by participants in the Plan		79,595,017
Notes receivable from participants**	Participant loan fund (8,645 loans outstanding with interest rates ranging from 4.25% to 10.50%)	$ —	42,511,496
Total			$ 2,582,434,187

* Participant-directed
** Party in interest

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the General Mills 401(k) Savings Plan has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GENERAL MILLS 401(k) SAVINGS PLAN

By: Jeanne Denz

Jeanne Denz, Secretary
Plan Committee of the General Mills 401(k) Savings Plan

Date: 5/30, 2012.

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of KPMG LLP.

Consent of Independent Registered Public Accounting Firm

We consent to the Incorporation by reference in the Registration Statements (Nos. 2-50327, 2-95574 and 33-27628) on Form S-8 of General Mills, Inc. of our report dated May 30, 2012, with respect to the statements of net assets available for benefits of the General Mills 401(k) Savings Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the related supplementary schedule as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the General Mills 401(k) Savings Plan.

KPMG LLP

Minneapolis, Minnesota

May 30, 2012